

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 26, 2016

Alan J. Sokol
Chief Executive Officer and President
Hemisphere Media Group, Inc.
2000 Ponce de Leon Boulevard
Suite 500
Coral Gables, FL 33134

> **Re: Hemisphere Media Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **File No. 1-35886**

Dear Mr. Sokol:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Item 1A. Risk Factors, page 24

The broadcast incentive auction could result in the modification of our broadcast licenses for WAPA by requiring us to operate on other channels, page 36

1. We note that the company is planning on participating in the reverse auction with regard to WAPA's broadcast licenses. Clarify why management believes the broadcast incentive auction will have no material impact on the company's business if it cannot predict the outcome of the incentive auction and repacking of broadcast television spectrum on the company's business.

Management's Discussion and Analysis, page 54

2. We note you attributed the 16% increase in revenues to growth in advertising revenues and higher subscriber and retransmission fees. Please expand the discussion to separately quantify the increase in revenues attributed to each of the primary sources of revenue. In order to provide investors with insight into your results of operations, please quantify each variable attributable to the increase in revenue and expenses (i.e., volume and rates/prices.)

3. Refer to your discussion of income tax expense on page 59. Please expand the disclosure to explain the reason for the change in valuation allowance related to foreign tax credits, including the type of foreign tax credits, the reason for the timing of the change in valuation allowance and the countries involved.

Liquidity and Capital Resources, page 61

Cash Flows, page 62

4. We note the significant increase in cash provided by operating activities between 2014 and 2105. We also note the significant variation in cash provided by operating activities between the first three months of 2015 and 2016 (as reported in the company's Form 10-Q for the quarter ended March 31, 2016). Please identify the drivers behind any material changes in working capital from period to period.

Financial Statements

Note 6. Income Taxes, page F-22

5. Please expand the disclosure to disclose the foreign jurisdictions that impact your tax provisions such as the foreign tax rate differential, foreign tax credits, foreign withholding taxes and deferred foreign tax credit offset.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Alan J. Sokol
Hemisphere Media Group, Inc.
July 26, 2016
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications